Exhibit 99.1

voxeljet AG Announces Restatement and Extension of Loan Financing with Anzu

Friedberg, Germany, March 12, 2024 — voxeljet AG (NASDAQ: VJET) (“Company”) and Anzu’s industrial technology investment fund, (“Anzu”) today agreed to amend and restate the existing loan note which the Company has issued to Anzu with a principal amount of USD 3,209,483.12 and a maturity date of January 3, 2028 (the amended loan note “Existing Loan Note”) and to agree on an additional new loan note (“New Loan Note”).

The New Loan Note has a principal amount of USD 5,500,000.00 which will be made available in two tranches of USD 2,750,000.00 each, the first tranche upon Anzu having received duly executed collateral documentation and the second tranche on July 15, 2024 (or such earlier date determined by either party). The New Loan Note has a maturity date of June 30, 2026, but may be due earlier for repayment if a fundamental change as defined in the New Loan Note occurs. The Existing Loan Note has been amended and restated to largely equal the terms and conditions of the New Loan Note.

Customary collateral has been provided to secure Anzu’s claims under the New Loan Note as well as under the Existing Loan Note.

The Company will use the net loan proceeds for financing of the operative business and for effecting the delisting and deregistration of its ADSs.

Important Additional Information

This press release does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.  No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

The New ADRs were offered in a private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended, (“Securities Act”), and have not been registered under the Securities Act or any state securities laws or the securities laws of any other jurisdiction.  Accordingly, the New ADRs may not be offered or sold in the United States, or for the benefit of U.S. persons, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities or blue sky laws.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as “expect”, “believe”, “estimate”, “intend”, “strive”, “anticipate”, “assume” and similar expressions.  These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy.  You should not place undue reliance on these statements.  voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction.  Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG.  These risks and other factors are discussed in more detail in the Company’s public filings with the SEC.  It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements.  Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date.  The Company disclaims any obligation to update any forward-looking statements except as may be required by law.

Investors and Media

Johannes Pesch

Director Business Development & Investor Relations

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Source: voxeljet AG